Crypto-Services, Inc.

711-8 Lee Centre Dr.

Scarborough, ON

Canada M1H 3H8

January 29, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Jeff Kauten, Attorney-Advisor

Re:

Crypto-Services, Inc.

Registration Statement on Form S-1

Filed December 5, 2014

File No. 333-200760

Dear Mr. Kauten:

ABV Consulting, Inc. (the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 31, 2014, regarding the above referenced filing. As requested, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

We respectfully inform the Staff that we, or anyone authorized on our behalf, did not have any written communication as referenced above present to potential investors.

2.

You appear to be a shell company as defined in Rule 405. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Response:

We respectfully inform the Staff that we have added language regarding our shell company status on cover page and added a risk factor that highlights the consequences of shell company status.

Cover Page

3.

Please delete the tabular presentation, which is not appropriate in the context of an offering to be conducted on a no minimum basis. Additionally, given the “no minimum” nature of the offering, supplement the disclosures on pages 6, 11, 17 and 23 to reflect assumed completion of ten percent of the proposed offering, rather than presenting 25% of the offering as the minimum offering completion level.

Response:

We respectfully inform the Staff that we have removed the tabular presentation on the cover page. In addition, we have also revised the disclosure on page 6, 11, 17 and 23 to reflect assumed completion of 10% of the proposed offering rather than 25% of the offering as the minimum offering completion level.

4.

Your filing contains disclosure on this page and throughout the prospectus that assumes the occurrence of future events. For example, you state on this page that you will operate a website and on page 6 you state that you will compete with other information sites. Please revise these and other statements in your prospectus to state your intention to engage in these business activities.

Response:

We respectfully inform the Staff that we have revised the disclosure on the cover page and throughout the prospectus to state our intention to engage in the business activities rather than assuming the occurrence of future events.

Prospectus Summary

Overview, page 6

5.

Please revise to disclose that there can be no assurances that your efforts to develop the proposed website will succeed, or that you will be able to successfully market the proposed website, if developed. Please include this disclosure in the Description of Business section as well.

Response:

We respectfully inform the Staff that we have revised to disclose in the Prospectus Summary and Description of Business that there can be no assurances that our efforts to develop the proposed website will succeed, or that we will be able to successfully market the proposed website, if developed.

Summary of the Offering by the Company, page 7

6.

Please remove your disclosure regarding how you will use the proceeds if 10 million shares of common stock are sold as it appears inappropriate in the context of an offering without a minimum component.

Response:

We respectfully inform the Staff that we have removed our disclosure regarding how we will use the proceeds if 10 million shares of common stock are sold.

Risk Factors

Risks Related to this Offering, page 9

7.

Please tell us whether you plan to register your common stock under the Exchange Act. If you do not plan to file a 34 Act registration statement before the effective date of your 33 Act registration statement, include a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules, Section 16 of the Exchange Act and the bulk of the tender offer regulations. Please make similar revisions to the disclosure under “Available Information” on page 24.

Response:

We respectfully inform the Staff that we have added risk factors on page 12 related to us being not registered under 34 Act.

Risks Related to Our Business, page 12

8.

Please include risk factor disclosure addressing the fact that you are relying on uncompensated executives to develop your website and that you have no intention to compensate them in the future.

Response:

We respectfully inform the Staff that we intend to compensate our executives when the Company generates revenues in the future. We have added a risk factor on page 9 that we are now relying on uncompensated executives to implement our business plans.

Use of Proceeds, page 17

9.

Please revise, if accurate, to indicate that you will fund the expenses of the offering using currently available cash or proceeds of the offering, rather than your current cash flow. Similar concerns exist on page 23.

Response:

We respectfully inform the Staff that we have revised our disclosure on page 17 and 23 to provide that we intend to use our current available cash to pay the expenses of the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 24

10.

Please revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources and the current rate at which you use funds in your operations.

Response:

We respectfully inform the Staff that the current available cash allows us to continue our operations for approximately 7 to 8 months and we have revised our disclosure on page 24 to reflect the same.

Directors, Executive Officers, Promoters and Control Persons, page 25

11.

Your statement that Mr. Hum and Mr. Jong spend approximately 20 hours per week providing services to the company is inconsistent with your disclosure on pages 9 and 21 that they only spend 15 hours per week providing services to the company. Please revise or advise.

Response:

We respectfully inform the Staff that we have revised our disclosure to be consistent that Mr. Hum and Mr. Jong spend approximately 20 hours per week providing services to the Company.

12.

We note that Mr. Hum obtained a diploma in Computer Science Technology and that Mr. Jong obtained a Mechanical Engineering Technology degree from Dawson College in Quebec. Please tell us whether these degrees are comparable to baccalaureate degrees awarded under the U.S. collegiate system.

Response:

We respectfully inform the Staff that Dawson College is community college in Canada. The degrees from Dawson College are lower than the U.S. bachelor degrees but higher than high school degrees.

We hope that the foregoing addresses all of the Staff's comments.  In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at 1-702-290-8649.

The Company acknowledging that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Crypto-Services, Inc.

By: /s/ Gordon Hum

Gordon Hum

Chief Executive Officer